

November 16, 2021

G. Reed Petersen
President
Victoria Lake, Inc.
3625 Cove Point Dr.
Salt Lake City, Utah 84109

> **Re: Victoria Lake, Inc.**
> **Amended Registration Statement on Form 10-12G**
> **Filed on November 3, 2021**
> **File No. 000-56316**

Dear Mr. Petersen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amended Registration Statement on Form 10-12G filed November 3, 2021

General

1. We note that the Form 10-Q for the quarter ended August 31, 2021 was due October 15, 2021. Please file this quarterly report.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

2. We reissue comment 1. Please provide the information required by Item 403 of Regulation S-K for common stock, including a beneficial ownership table. The disclosure in this section currently only provides the disclosure regarding preferred stock. We note the market information on page 25 and elsewhere in the registration statement reflects the common stock as trading on the OTC Pinks. We note that the preferred stock is convertible into common stock. Please revise to include the conversion of the preferred stock in the beneficial ownership table for common stock. See Instruction 2 to Item 403 and Rule 13d-3 of the Exchange Act Please also clearly reflect the voting power of the

preferred stock in relation to the common stock. Lastly, please remove the statement "Included in this table are only those derivative securities with exercise prices that we believe have a reasonable likelihood of being "in the money" within the next sixty days." Such statement is inconsistent with Rule 13d-3.

<u>Item 10. Recent Sales of Unregistered Securities, page 26</u>

3.   We partially reissue comment 3. Please revise to provide the disclosure required by Item 701 of Regulation S-K for the issuance of securities in the domiciliary merger, as referenced in footnote 1 to the financial statements, the exemption relied upon and the facts supporting your reliance upon the exemption relied upon. In addition, please clarify the <u>consideration </u>for each transaction, including Mr. Peterson's acquisition of the Series L shares in February 2021.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Janice Adeloye at 202-551-3034 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jacob Heskett